Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Copart, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 33-81238, 33-97636, 33-393887, and 33-390612) on Form S-8 of Copart, Inc. of our reports dated October 14, 2005, with respect to the consolidated balance sheets of Copart, Inc. and subsidiaries as of July 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended July 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of July 31, 2005 and the effectiveness of internal control over financial reporting as of July 31, 2005, which reports appear in the July 31, 2005 annual report on Form 10-K of Copart, Inc.

/s/ KPMG LLP

San Francisco, California
October 14, 2005